SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D



                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                         CHOICE ONE COMMUNICATIONS INC.
                         ------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    17038P104
                                    ---------
                                 (CUSIP Number)

                              Walter E. Leach, Jr.
                         FairPoint Communications, Inc.
                        FairPoint Carrier Services, Inc.
                       521 East Morehead Street, Suite 250
                         Charlotte, North Carolina 28202
                                  704-344-8150
                                  ------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                September 2, 2003
                                -----------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


                                   Page 1 of 6

                                  SCHEDULE 13D

-------------------------------                  -------------------------------
    CUSIP No.  17038P104                             Page 2 of 7 Pages
-------------------------------                  -------------------------------

--------------------------------------------------------------------------------
     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           FairPoint Carrier Services, Inc.
--------------------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                                (b) [ ]
--------------------------------------------------------------------------------
     3     SEC USE ONLY

--------------------------------------------------------------------------------
     4     SOURCE OF FUNDS

            OO
--------------------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                       [ ]
--------------------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
                          7     SOLE VOTING POWER

                                 2,623,893  (See Item 5)
      NUMBER OF      -----------------------------------------------------------
       SHARES             8     SHARED VOTING POWER
     BENEFICIALLY
        OWNED                    0
       BY EACH       -----------------------------------------------------------
      REPORTING           9     SOLE DISPOSITIVE POWER
       PERSON
        WITH                     2,623,893 (See Item 5)
                     -----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                 0
------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,623,893
--------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                                   [ ]
--------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.0%
--------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON

            CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------                  -------------------------------
    CUSIP No.  17038P104                             Page 3 of 7 Pages
-------------------------------                  -------------------------------

--------------------------------------------------------------------------------
     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             FairPoint Communications, Inc.
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [ ]
                                                                (b) [ ]
--------------------------------------------------------------------------------
     3      SEC USE ONLY

--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS

             OO
--------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)                                   [ ]
--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
--------------------------------------------------------------------------------
                          7      SOLE VOTING POWER

                                  2,623,893  (See Item 5)
      NUMBER OF      ----------------------------------------------------------
       SHARES             8      SHARED VOTING POWER
     BENEFICIALLY
        OWNED                     0
       BY EACH       ---------------------------------------------------------
      REPORTING           9      SOLE DISPOSITIVE POWER
       PERSON
        WITH                      2,623,893 (See Item 5)
                     ---------------------------------------------------------
                         10      SHARED DISPOSITIVE POWER

                                  0
--------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              2,623,893
--------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                 [ ]
--------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              6.0%
--------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON

              CO
--------------------------------------------------------------------------------

                                    Preamble

               This Amendment No. 5 to Schedule 13D (this "Amendment No. 4") is being filed by FairPoint Communications, Inc. ("FairPoint") and FairPoint Carrier Services, Inc., a wholly-owned subsidiary of FairPoint ("Carrier Services" and, together with FairPoint, the "Reporting Persons"), each a Delaware corporation, pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, as amended. This Amendment No. 5 amends and supplements information contained in the Statement on Schedule 13D originally filed by the Reporting Persons with the Securities and Exchange Commission on January 17, 2002 (the "Schedule 13D"), as amended by Amendment No. 1 to the Schedule 13D filed on May 21, 2002, as further amended by Amendment No. 2 to Schedule 13D filed on June 17, 2002, as further amended by Amendment No. 3 to Schedule 13D filed on May 2, 2003 and as further amended by Amendment No. 4 to Schedule 13D filed on May 8, 2003. This Amendment No. 5 is filed with respect to the common stock, par value $0.01 per share (the "Common Stock"), of Choice One Communications Inc., a Delaware corporation (the "Issuer").

               Capitalized terms used in this Amendment No. 5 but not otherwise defined shall have the meaning ascribed to them in the Schedule 13D. Except as provided herein, this Amendment No. 5 does not modify any of the information previously reported on the Schedule 13D.

Item 5.        Interest in Securities of the Issuer.

               Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

               (a) The aggregate percentage of shares of Common Stock reported beneficially owned by the Reporting Persons is based upon 43,721,018 shares of Common Stock outstanding as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2003 that was filed by the Issuer on May 13, 2003. The Reporting Persons are the beneficial owner of 2,623,893 shares of Common Stock, representing approximately 6.0% of the outstanding shares of Common Stock.

               (b) Carrier Services has the sole power to vote, direct the vote, dispose and direct the disposition of 2,623,893 shares of Common Stock. FairPoint may be deemed the beneficial owner of 2,623,893 shares of Common Stock as the sole stockholder of Carrier Services.

               (c) The following shares were sold by Carrier Services on the open market from August 8, 2003 to September 2, 2003.


      Sale Date             Number of          Price per
    -------------            Shares              Share
                      --------------------   -------------

       8/8/03                25,000              $0.29
       8/8/03                20,000              $0.28

      Sale Date             Number of          Price per
    -------------            Shares              Share
                      --------------------   -------------

       8/8/03                5,000               $0.28
       8/11/03               10,000              $0.30
       8/11/03               15,000              $0.28
       8/11/03               5,000               $0.28
       8/11/03               20,000              $0.28
       8/12/03               25,000              $0.28
       8/12/03               10,000              $0.28
       8/12/03               15,000              $0.28
       8/12/03               20,000              $0.28
       8/12/03               5,000               $0.28
       8/12/03               25,000              $0.28
       8/12/03               25,000              $0.28
       8/13/03               25,000              $0.28
       8/14/03               25,000              $0.27
       8/14/03               5,000               $0.27
       8/14/03               20,000              $0.27
       8/18/03               25,000              $0.28
       8/18/03               7,500               $0.28
       8/22/03               10,000              $0.28
       8/22/03               20,000              $0.28
       8/26/03               10,000              $0.28
       9/2/03                25,000              $0.28
       9/2/03                10,000              $0.28
       9/2/03                15,000              $0.28
       9/2/03                17,751              $0.28

               (d) Other than as disclosed herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein.

               (e) Not applicable.

                                    SIGNATURE
                                    ---------

               After reasonable inquiry, and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: September 3, 2003



                                            FAIRPOINT COMMUNICATIONS, INC.


                                            By:/s/ Timothy W. Henry
                                               ---------------------------------
                                               Name:  Timothy W. Henry
                                               Title: Vice President of Finance
                                                      and Treasurer

                                            FAIRPOINT CARRIER SERVICES,  INC.


                                            By:/s/ Timothy W. Henry
                                               ---------------------------------
                                               Name:  Timothy W. Henry
                                               Title: Vice President of Finance
                                                      and Treasurer